SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For December 1 to December 31, 2003

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of ____ Pages

Exhibit Index on Page 4

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 AND 333-111113 ), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

  Press Release: NICE Systems Agrees to Sell Assets of COMINT/DF Military Intelligence Business To ELTA Systems Ltd.  Dated December 9, 2003.
  Press Release: NICE Systems and Dictaphone Corporation Settle Patent Litigation. Dated December 11, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

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Dated:  _____________

NICE Systems Agrees to Sell Assets of COMINT/DF Military Intelligence Business To ELTA Systems Ltd.

Assets to be sold for $4 million in cash

Ra`anana, Israel, December 9, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, today announced that it has reached a definitive agreement with ELTA Systems Ltd. ("ELTA"), a subsidiary of Israel Aircraft Industries Ltd. (IAI), to sell the assets of its COMINT/DF military-related business to ELTA Systems Ltd for $4 million in cash.  These assets include the intellectual property, fixed assets,  inventory, and contracts related to NICE`s COMINT/DF product line, which includes high performance spectral surveillance and direction finding systems that detect, identify, locate, monitor and record transmission sources.

The transaction has been approved by both companies` boards of directors and is subject to regulatory approvals and customary closing conditions.

Revenue for the first 9 months of 2003 for the COMINT/DF business totaled approximately $5 million.  The COMINT/DF business will be treated as a discontinued operation on NICE`s financial statements until closing, which is expected in early 2004.

"The COMINT/DF business has excellent technology, but the military business is not a major focus for NICE.  We believe that our shareholders will be better served by divesting these assets and focusing our attention and resources on our core enterprise and security-related businesses," said Haim Shani, president and CEO of NICE.  "We also see some potential to expand our relationship with ELTA, and we will be exploring the possibility of collaborating with them on other security opportunities."

"ELTA has traditionally integrated NICE COMINT/DF products into its SIGINT Systems. Integrating NICE technologies into the solutions offered by ELTA," said Israel Livnat, IAI`s Corp. VP and President of ELTA Systems, "will enhance ELTA`s position in the international SIGINT market, while offering our increasing customer base cost effective solutions."

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About ELTA Systems Ltd

ELTA Systems Ltd., a wholly owned subsidiary of Israel Aircraft Industries, Ltd. (IAI), is one of Israel's leading defense electronics companies and one of the global leaders in some of its areas of expertise. It operates as a defense systems house based on electromagnetic sensors and Information Technology. Its products are designed for intelligence, surveillance and reconnaissance, early warning and control, self-protection and self-defense, target acquisition and fire control applications. ELTA's products include components and subassemblies designed and produced in-house, which enable the company to offer comprehensive solutions, tailored and adapted to customers and users special requirements. Based on its existing advanced technologies, ELTA is also active in para-military and commercial markets. ELTA Systems is a partner in numerous teaming agreements with other defense companies around the world.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

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For more information on ELTA Systems Ltd, contact:

Media
Doron Suslik	ELTA Systems hpaz@iai.co.il	972-3-935 8509
Tania Amar	NICE Systems Tania.amar@nice.com	972-9-775-3896
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Systems and Dictaphone Corporation Settle Patent Litigation

Ra`anana, Israel, December 11, 2003 - NICE Systems (NASDAQ: NICE) and Dictaphone Corporation announced that the two companies have agreed to dismiss all claims and counterclaims in connection with Dictaphone`s patent infringement suit against NICE.

The terms of the settlement call for NICE to pay Dictaphone $10 million (of which approximately $4.9 million is covered by insurance). Dictaphone and NICE will each grant the other a worldwide, royalty-free, perpetual license to certain of their patents including the disputed patents.  The two companies further agreed to enter into enforcement proceedings with respect to both companies` patent portfolios and to share any proceeds from these actions.  In addition, the companies are exploring other areas of cooperation.

"We are pleased that we were able to reach an amicable business arrangement and avoid protracted and costly litigation," said Haim Shani, president and CEO of NICE. " We look forward to pursuing additional opportunities for a mutually beneficial business relationship."

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your

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Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

For more information on NICE, contact:

Media
Tania Amar	NICE Systems Tania.amar@nice.com	972-9-775-3896
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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